Exhibit 99.29

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (the “United States”), or to a “U.S. person” (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge from the Corporate Secretary of SolarBank Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, telephone (604) 696-4241, and are also available electronically at www.sedar.com.

short form base shelf prospectus

NEW ISSUE AND/OR SECONDARY OFFERING	May 2, 2023

SOLARBANK CORPORATION

C$200,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Share Purchase Contracts

Units

SolarBank Corporation (the “Company” or “SolarBank”) may offer (the “Offerings”) and sell, from time to time, common shares of the Company (the “Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”), subscription receipts (“Subscription Receipts”), share purchase contracts (“Share Purchase Contracts”), or any combination of such securities (“Units”) (all of the foregoing, collectively, the “Securities”) up to an aggregate initial offering price of C$200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. The Securities may be sold by the Company or certain of the Company’s security holders (“Selling Securityholders” and each, a “Selling Securityholder”). Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation), and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, (v) in the case of Share Purchase Contracts, the number and terms of the Common Shares subject to such contracts, and (vi) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company or any Selling Securityholder may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company or any Selling Securityholder from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company or any Selling Securityholder and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

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The outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN”. The closing price of the Common Shares on the CSE on May 1, 2023, the last trading day of the Common Shares prior to the date of this Prospectus, was $6.35.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, the Share Purchase Contracts and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation (see “Risk Factors”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

The Company’s head office and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Paul Pasalic, a director of the Company, resides outside of Canada. This director has appointed DLA Piper (Canada) LLP, Suite 2800, Park Place, 666 Burrard St., Vancouver, British Columbia, V6C 2Z7, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless otherwise indicated, all references to “$” or “C$” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency Presentation and Exchange Rate Information”. On May 1, 2023, the average exchange rate for Canadian dollars, as quoted by the Bank of Canada was US$1.00 = C$1.3546, or C$1.00 = US$0.7382.

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About this Prospectus

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company” refer to SolarBank and our direct and indirect subsidiaries.

This Prospectus is a base shelf prospectus that the Company has filed with the securities commissions in each of the provinces in Canada in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-102–Shelf Distributions (“NI 44-102”).

Under this shelf registration process, SolarBank may sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering price of $200,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, financial performance and prospects may have changed since those dates.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this Prospectus are provided as of the date of this Prospectus and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Prospectus.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any Offerings;
●	the Company’s discretion in the use of net proceeds from Offerings;
●	the Company’s expectations regarding its revenue, expenses and operations;
●	industry trends and overall market growth;
●	the Company’s growth strategies;

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●	expectations relating to director and executive officer compensation levels;
●	the Company’s anticipated cash needs and its needs for additional financing;
●	the Company’s intention to grow the business and its operations;
●	expectations with respect to future costs;
●	the Company’s competitive position and the regulatory environment in which the Company operates;
●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, will be sufficient to cover its expenses during 2022 and over the next 12 months;
●	the Company’s expected business objectives for the next 12 months;
●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments; and
●	the effect of the Novel Coronavirus (“COVID-19”) outbreak on the ability of the Company to carry on business.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;
●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;

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●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the impact of COVID-19 on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;
●	the Company has limited insurance coverage;
●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on use the net proceeds of the Offerings;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on the CSE;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus is provided as of the date of this Prospectus, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars.

The Company presents its financial statements in Canadian dollars. The audited financial statements of the Company for the year ended June 30, 2022 as well as the unaudited condensed consolidated interim financial statements of the company for the three and six months ended December 31, 2023 have been prepared in accordance with International Financial Reporting Standards. Certain financial information incorporated by reference in this Prospectus is derived from such financial statements.

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The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated, in each case based on the daily average rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

	Year Ended June 30,
	2022	2021
High for period	0.8111	0.8306
Low for period	0.7669	0.7344
Average for period	0.7901	0.7807
Rate at end of period	0.7760	0.8068

The rate of exchange on May 1, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$1.3546.

market and industry data

Unless otherwise indicated, information contained in this Prospectus concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the renewable energy market and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve any party from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Administrative Officer of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s long form prospectus for its initial public offering dated February 10, 2023 (the “IPO Prospectus”);

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(b)	the audited financial statements of the Company for the year ended June 30, 2022 (the “Annual Financial Statements”) which are contained within the IPO Prospectus;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2022 which is contained within the IPO Prospectus;

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended December 31, 2022 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and six months ended December 31, 2022; and

(f)	the material change report dated March 6, 2023 with respect to the announcement of the completion of the Company’s initial public offering to raise gross proceeds of $6,037,500 and listing on the CSE.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of the Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Reference to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

BUSINESS OF THE COMPANY

Overview of the Company

The Company is an independent renewable and clean energy project developer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed solar power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects. The Company is also gaining expertise in battery storage, co-generation and other technologies that will enable greater penetration of clean energy.

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Principal Operations

The Company focuses on grid connected solar PV electricity power plants. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, engineering, procurement and construction (“EPC”), financing, and, while not yet an Independent Power Producer (“IPP”), performs asset management which is a core function of an IPP. The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs efficient, eco-friendly, renewable solar power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing sponsor equity, tax equity, long-term debt, and construction financing to deploy solar power plants.

●	Independent Power Producer: The Company is not yet an IPP. However, the Company does carry out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that solar power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.

●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.

●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

Recent Developments

Commercial Operation at Union Springs, NY Solar Project

On March 7, 2023, the Company announced completion of construction on a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. The power plant passed its final New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program inspection and has been placed into commercial operation. Upon final closing, SolarBank will assume a majority ownership stake in the system. Per the PPA with the municipality, the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 389.7kW DC and is expected to generate an estimated 578,000 kWh of clean, renewable energy in its first year of operation.

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Recovery of Pre-Construction Development Costs

The Company’s subsidiary 2467264 Ontario Inc. (the “Subsidiary”) has now concluded agreements for the repayment of $6.38 million of Pre-Construction Development Costs (“PCDC”). The PCDC were incurred in connection with certain FIT Contracts in Ontario. PCDC are defined as reasonable costs incurred in development of a project from contract award date to termination date. The Subsidiary is owned 49.9% by the Company; however, based on an arrangement between the Subsidiary and the Company, the Company will receive the full amount of the PCDC recoveries from the Subsidiary.

Extension of Promissory Note

On December 28, 2022, the Company entered into a promissory note with a customer to convert a series of overdue accounts receivables of $1,206,984 (USD $891,158) since August 2022 to note receivable. The promissory note bears interest rate of 15% per annum and is payable on a monthly basis. The promissory note was expected to be repaid in March 2023 but subsequently the repayment date was ended to April 30, 2023.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including the IPO Prospectus and subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. At this time, the Company does not have any proposed acquisitions.

As disclosed in the IPO Prospectus, the Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. Under the heading “General Development and Business of the Company – Operations Process” in the IPO Prospectus, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease

●	Phase 2 – Development to Notice to Proceed (NTP)

●	Phase 3 – Financing

●	Phase 4 – Delivery: Engineering, Procurement and Construction to COD/PTO

●	Phase 5 – O&M, Subscriber Management and Asset Management

In order to become an Independent Power Producer, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, in order to accomplish this, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Issuer will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. However, the ability to access financing through a Prospectus Supplement will allow the Issuer to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from a Prospectus Supplement would be allocated towards for project ownership purposes and any determination is subject to the availability and amount of any future financing.

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The current COVID-19 pandemic as well as future developments in the Company’s solar power projects under development or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Securities as intended or disclosed in each Prospectus Supplement. See “Risk Factors”.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

During the most recent financial year ended June 30, 2022, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. If necessary, proceeds from the sale of Securities may be used to fund negative cash flow from operating activities in future periods which will be indicated in a Prospectus Supplement as applicable. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company. All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company will not receive any proceeds from any sale of Securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

Since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus or in any document incorporated by reference herein. See “Prior Sales”.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022.

The Company received a Canada Emergency Business Account interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by December 31, 2023. If $40,000 is repaid in full on or before December 31, 2023 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum. The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. for a loan of $320,273 (US$250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023. The interest of loan is payable on a quarterly basis beginning July 8, 2022. The full amount in principal and in interest has been fully repaid on October 6, 2022.

PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including the (a) terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Company from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

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The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the CSE or other existing trading markets for the securities, and sales pursuant to a dividend reinvestment plan. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. The Selling Securityholders will not engage in any “at-the-market distributions.”

Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholder to indemnification by the Company or any Selling Securityholder against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company or any Selling Securityholder enters into agreements may be customers of, engage in transactions with, or perform services for, the Company or any Selling Securityholder in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units may be sold and purchasers may not be able to resell Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

No underwriter of the “at-the-market distribution” as defined under applicable Canadian securities legislation, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

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A purchaser who acquires Common Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts, or Units forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases.

The Securities have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold or otherwise transferred or disposed of, directly or indirectly, in the United States or to or for the account or benefit of U.S. Persons absent registration under the U.S. Securities Act and all applicable state securities laws, or pursuant to applicable exemption therefrom. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption under the U.S. Securities Act.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws: (i) the name or names of the Selling Securityholders (if a Selling Securityholder is not an individual, the name of each individual who is a principal securityholder of the Selling Securityholder); (ii) the number or amount of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of Securities being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; (vi) if any Selling Securityholder acquired any Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the date or dates on which such Selling Securityholder acquired such Securities and the cost thereof to such Selling Securityholder in the aggregate and on an average cost per security basis; (vii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and (viii) all other information that is required to be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares issued by the Company within the previous twelve (12) month period, including Common Shares that the Company issued either upon the exercise of options or warrants, will be provided as required in a Prospectus Supplement with respect to the issuance of the Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are traded on the CSE under the trading symbol “SUNN”. Trading price and volume of the Common Shares will be provided in each Prospectus Supplement.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, financial performance and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. As of the close of business on May 2, 2023, there were 26,800,000 Common Shares issued and outstanding.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

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DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares, Debt Securities or other securities of the Company. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities regulators in Canada, if applicable, where the Warrants will be offered for sale.

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The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the designation, number and terms of the Common Shares, Debt Securities or other securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

●	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the Warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

●	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

●	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

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●	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

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Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable Prospectus Supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the foregoing general terms and provisions may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder, as may be required by applicable securities laws.

EXEMPTION FROM TRANSLATION REQUIREMENTS

Pursuant to a decision of the Autorité des marchés financiers dated March 16, 2023, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon by DLA Piper (Canada) LLP on behalf of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Endeavor Trust Corporation at its principal office in the City of Vancouver, British Columbia.

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INTEREST OF EXPERTS

The following are persons or companies whose profession or business gives authority to a statement made in this Prospectus as having prepared or certified a part of that document or report described in this Prospectus:

●	MSLL CPA LLP, Chartered Professional Accountants is the external auditor of the Company.

To the knowledge of management of the Company, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Company or of an associate or affiliate of any of them, and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate thereof.

promoters

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this Prospectus, been a promoter of the Company, within the meaning of applicable securities laws. Dr. Lu holds 781,000 Common Shares representing 2.91% of the issued and outstanding Common Shares and 550,000 stock options to acquire Common Shares at an exercise price of $0.75 per Common Share and expiring on November 4, 2027.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price damages if the Prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

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In an Offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under an Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

PURCHASER’S CONTRACTUAL RIGHTS

Original purchasers of Warrants (if offered separately), Subscription Receipts and Share Purchase Contracts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrant, Subscription Receipt or Share Purchase Contract, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, Subscription Receipt or Share Purchase Contract, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal adviser.

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CERTIFICATE OF SOLARBANK CORPORATION

May 2, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces in Canada.

/s/ “Dr. Richard Lu”	/s/ “Sam Sun”
DR. RICHARD LU Chief Executive Officer	SAM SUN Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ “Paul Pasalic”	/s/ “Paul Sparkes”
PAUL PASALIC Director	PAUL SPARKES Director

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CERTIFICATE OF promoter

May 2, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces in Canada.

/s/ “Dr. Richard Lu”
DR. RICHARD LU

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